

December 18, 2012

Via E-mail
William S. Burns
Chief Financial Officer
North Jersey Community Bancorp, Inc.
301 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re:** **North Jersey Community Bancorp, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 21, 2012**
> **CIK No. 0001462694**

Dear Mr. Burns:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your disclosure that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Since it appears that this registration statement will not be declared effective until 2013, please be aware that you will be required to update certain disclosure to account for the

William S. Burns
North Jersey Community Bancorp, Inc.
December 18, 2012
Page 2

      fiscal year ended December 31, 2012. In this respect, we note, as examples only, that you will be required to include updated information in response to Items 402 and 404 of Regulation S-K.

3. Please revise to provide to provide a recent developments section that addresses the following:

- Please revise to provide an updated assessment of the effects of Hurricane Sandy on your financial condition, results of operations and cash flows. Explain the processes followed to develop your assessment.

- Please revise to disclose if you have determined whether or not the storm had a significant effect on your operations. If you have not been able to conclude on the effects of the storm on your operations, provide a discussion of why and of each of the material variables that have prevented you from so doing.

- Please revise to provide a discussion of the effects of the storm on each of the counties in which you operate and the extent of your operations (percentage of business, etc.) in each of those counties. Include the latest total dollar estimates of the damage done in each county in which you operate.

- Please revise to provide disaggregated loan portfolio information by loan type for each county in which you operate as of the most recently completed month end. Also, provide updated loan delinquency information as of the most recent month end by loan type and county and provide comparable information as of September 30, 2012. Provide a discussion in the changes between periods and how the storm affected them.

- Noting your loan portfolio concentration in commercial real estate loans and commercial business loans and that you primarily lend to small and medium sized businesses that may have fewer resources in downturns, such as resulted from the storm, please revise to discuss how the storm affected these loans and how borrowers have and will be able to meet the repayment requirements of their loans.

- Please revise to provide a discussion of the effects of the storm on your branches and related fixed assets, including loss estimates on operations and property impairments.

Prospectus cover page

4. Confirm to the staff that no preliminary distribution has been or will be made until all non-430A information is included and a price range is included.

Prospectus Summary, page 1

5. Please delete the statement regarding information incorporated by reference in the first sentence of this paragraph, since you are not eligible to use incorporation by reference at this time. See General Instruction VII. A. to Form S-1.

Risk Factors

We have a significant concentration in commercial…, page 12

6. Revise to include market area data relevant to your commercial portfolios, such as commercial vacancy rate trends, commercial defaults, commercial bankruptcies, etc.

The nature of our commercial loan portfolio…, page 12

7. Revise to disclose the outstanding balance(s) as of the most recent practicable date and the under 3 year old percentage(s).

Use of Proceeds, page 21

8. Revise to disclose how much of the total proceeds will be downstreamed to the bank.

Dilution, page 22

9. Revise to add a table showing the differences between the number of shares of common stock purchased from you, the total consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of your common stock in the offering.

Business

General, page 43

10. Revise to include the number of persons employed at the company. Refer to Item 101(c)(xiii) of Regulation S-K.

Products and Services, page 44

11. Please revise this section of your disclosure to include more information with respect to your business. In particular, revise to discuss in detail the revenues generated from the various forms of banking services that are available. State the number and amount of your total deposits, and provide more information with respect to the various kinds of deposit accounts that you offer. Add a description of your loan portfolio, including a discussion of the number and value of originated loans; in the aggregate and broken down by type. In addition, please add a more detailed description of your loan approval process, and provide information regarding any non-performing loans. You may want to

consider adding tabular disclosure to present certain information requested in this comment. Please review this section in its entirety and include any additional information necessary to present a more specific and detailed view of your business and operations.

Supervision and Regulation

Prompt Corrective Action, page 52

12. We note your disclosure that the bank was "well capitalized" as of December 31, 2012. Please review and revise to include a corrected date, depending on the information available when you file your amended registration statement.

Management

Board of Directors, page 54

13. Please revise your disclosure in this section, as well as your disclosure in "Non-Director Executive Management" on page 55 to provide specific dates with respect to the directors' and officers' business experience during the past five years. For example, please include the dates during which Mr. Baier served as EPV and CFO and the date that Mr. Burns joined the company. In addition, please consider adding disclosure in the introductory section or in the first biographical paragraph clarifying that each director that was a founding organizer of the bank has been with the company since 2005.

Committees of Our Board of Directors

Independence, page 56

14. Please revise your disclosure to explain, in more detail, the reasons for the board's conclusion that Mr. Kempner may be considered to be independent despite his status as CEO of MWW Group.

Executive Compensation, page 58

15. It appears that Mr. Burns' annual base salary, as disclosed on page 59, would have required him to have been included in the table, pursuant to Item 402(m)(2)(iii) of Regulation S-K. Please revise your disclosure to include him in the table in your next amendment.

Certain Relationships and Related Transactions, page 63

16. Please confirm that by "other persons" in the last sentence of the first paragraph, you mean "persons not related to" you. Please revise your disclosure to include the correct representation in your next amendment. Refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

17. Revise your disclosure to explain, in more detail, the directors' involvement in the limited liability company discussed in the third paragraph of this section. Please disclose each of the directors who are members of the limited liability company. In addition, state the material terms of each lease, including the branch locations, length of the leases and the rents to be charged. Describe how the terms of the leases were negotiated, since seven of your directors have an apparent conflict of interest. Finally, please discuss whether the board has considered if these leases will affect any of the directors' independence under the Nasdaq listing standards.

Part II – Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules

18. We note that you have filed nine agreements and plans as Exhibits 10.1 – 10.9, but that they have each been labeled as Exhibit 10 on Edgar. Please ensure that the exhibits are filed under their specific numbers when you make your public filing.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Paul Cline at (202) 551-3851 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
       Robert Schwartz

Windels Marx Lane & Mittendorf, LLP